Exhibit 99.5

Hello Everyone,

My name is Adam Cisse from the Operations team here at Masterworks.

Today we’re thrilled to bring you xGxrxexexdx xaxnxdx xGxrxexexdx x1x, a new offering by the talented artist, Christine Ay Tjoe.

Ay Tjoe is a leading figure in contemporary Indonesian art and has achieved international recognition for her vibrant explorations of the human condition in abstract, mixed media compositions

Her market continues to grow at a remarkable pace, with an impressive 44% Annual Record Price Growth rate from November 2003 to June 2023 and top auction records as high as $1.7M

Executed in 2016, the Artwork illustrates an injured demon in Christine Ay Tjoe’s expressionist painting style. The dragon-like creature emerges from sheer washes of green and brown paint delineated by angular sketched lines.”

So why do we like this painting? Three reasons:

One: Starting from her first recognized sale in May 2001 to June 2023, Ay Tjoe had a Sharpe Ratio of 1.23, which is more than double that of the entire Art Market and the S&P 500 over the same time period.

Two: Since 2021, the artist has set 4 out of her top 5 Price Records, and in 2022, her Total Auction Sales reached an all-time high of $7.1 million.

Three: The artwork is a commercially desirable example by the artist, and the price growth for sales of similar works have accelerated in recent years, appreciating at an annualized rate of 28.7% based on data from 2008 to 2022.

Thank you for joining us, and we look forward to bringing you this breathtaking work by Christine Ay Tjoe.